July 1, 2016

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Stephanie Sullivan
Michelle Miller

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Report”)
Filed March 11, 2016
File No. 000-33501

On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated April 29, 2016, containing certain comments regarding the above-referenced Report. Pursuant to our telephonic discussion on June 20, 2016, we respectfully submit this addendum to our written response filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2016 to provide further details regarding Staff Comment No. 2 and to reflect the previously discussed resolution regarding Staff Comment No. 3.

Staff Comment No. 2: Item 8. Financial Statement and Supplementary Data, Note 2 - Business Combinations, page 70; Residential Mortgage, page 72

We note your disclosure regarding your conclusion that the earn-out payments should be reflected as acquisition consideration instead of compensation, and you describe the factors considered on page 73. However, we note per the acquisition agreement filed as Exhibit 2.1 to your Form 10-Q for the quarter ended September 30, 2014 that your obligation to make the earn-out payments shall cease immediately for the then current earn-out year and the remainder of the earn-out period if two or more of the Seller Members have terminated their employment with the Company, been terminated by you for cause, died or suffered any mental or physical disability which prevents them from performing their essential functions. Tell us how you considered the guidance in ASC 805-10-55-25(a) that states that a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is consideration for post-combination services.

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Response:
The Company completed an evaluation of the appropriate accounting treatment for the earn-out payments based on the guidance in ASC 805-10-55-25 incident to the acquisition of Residential Mortgage Holding Company, LLC (“RML”). The Company respectfully offers the following summary of our evaluation of the appropriate accounting treatment for the earn-out payments based on the guidance in ASC 805-10-55-25 as a supplement to the Company’s written response filed with the Commission on May 20, 2016.
Facts regarding employment agreements: The Company entered into employment agreements with three of the four Seller Members of RML following the transaction. These Seller Members were employees of Residential Mortgage, LLC, a wholly-owned subsidiary of RML prior to the transaction. There is one Seller Member that has not been an employee of RML or any of its subsidiaries at any time. The Company believes that the fact that one of the four Seller Members is not an employee of the Company is one indication that the earn-out payments are properly classified as acquisition consideration instead of compensation. This one Seller Member receives a portion of the earn-out payments, and since this Seller Member is not an employee, earn-out payments to this Seller Member are not compensation.

A summary of the compensation of the three Seller Members that entered into employment agreements with the Company is as follows:

Selling Member Compensation	Prior to the transaction	Following the transaction
Annual Salary: 3 of 4 Selling Members.	All < $240,000	No changes
Annual Bonus: 2 of 4 Selling Members.	5% of net income before tax	$0
Annual Bonus: 1 of 4 Selling Members.	5% of net income before tax	No change
Deferred Compensation: 1 of 4 Selling Members.	$40,000 per year	No change

ASC 805-10-55-25(a) Continuing employment:
The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for post-combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

Company evaluation: The obligation to make earn-out payments would not automatically forfeit for any one Seller Member upon his individual termination from employment. Forfeiture of earn-out payments for any one Seller Member is contingent upon two events: his own termination from employment and the termination of employment of another Seller Member. The first Seller Member to terminate does not forfeit earn-out payments, nor do any of the other Seller Members, and therefore we respectfully provide that the earn-out payments are not affected by termination of an individual’s employment.

Additionally, as noted above, one of the Seller Members was not an employee of the Company post-combination, but participates in the earn-out payments. This Seller Members is Old Pacific Alaska Mortgage Company, Inc. (“PAM”), which is an Alaska corporation. An individual who had an ownership interest in PAM is entitled to earn-out payments indirectly as a result of her ownership interest in PAM per the acquisition agreement, and was not an employee of the Company post-combination. Accordingly, there is no continuing

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employment relationship between the Company and this individual.

The Company believes that these facts indicate that the earn-out payments are properly classified as consideration.

ASC 805-10-55-25(b) Duration of continuing employment:
If the period of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.

Company evaluation: The employment agreements between the Company and those Seller Members that are employees of the Company following the transaction have an initial term of five years, which coincides with the contingent payout period. The employment agreements may be renewed upon mutual agreement of the employee and the Company without regard to the earn-out payments. Taken on its own, this feature of the continuing employment of three of the four Seller Members may indicate that the earn-out payments are compensation instead of acquisition consideration. However, the Company does not believe that this feature of the employment arrangements outweighs the other factors addressed in this summary that indicate that the earn-out payments are properly classified as consideration.

ASC 805-10-55-25(c) Level of compensation:
Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation.

Company evaluation: Compensation paid to those Seller Members that are employees of the Company post-combination (as summarized above) under the terms of the employment agreements is not materially different than compensation paid to these employees prior to the transaction. Additionally, compensation to the Seller Members post-combination is reasonable when compared to other key employees of the Company, and is consistent with compensation for the positions held by these individuals in our market.

The Company reported compensation for the Company’s named executive officers in our most recent Definitive Proxy Statement on Schedule 14A, which was filed with the Commission on April 15, 2016. The following table includes some of the information found in the Summary Compensation Table on page 18:

Position	Year	Salary	Total Compensation
Chairman, President, and Chief Executive Officer of the Company	2015	$300,675	$622,058
Executive Vice President, Chief Operating Officer of the Company and President, Chief Executive Officer, and Chief Operating Officer of the Bank	2015	$292,709	$550,197
Executive Vice President, Corporate Development and Affiliate Relations of the Company and the Bank	2015	$216,951	$384,369
Executive Vice President, Chief Information Officer of the Bank	2015	$192,675	$275,727
Executive Vice President, Chief Financial Officer of the Company and the Bank	2015	$162,560	$269,089

Annual salaries for 2015 for the Seller Members who are also employees of the Company range from $210,000 to $240,000, and total compensation including bonuses and deferred compensation for these individuals for 2015 range from $240,000 to $ $724,738. Total earn-out payments under the acquisition agreement range

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from 0% to 55% of pretax earnings. The sum of the total compensation for the Seller Members under the terms of the employment contracts for 2015, plus the earn-out payments for the twelve month period ending November 30, 2015 range from $1.2 million to $2.4 million, or approximately 2 to 4 times the total compensation of the Chairman, President, and Chief Executive Officer of the Company and approximately 4.5 to 9 times the total compensation of the Executive Vice President and Chief Financial Officer of the Company and the Bank. The Company believes that the comparison of the sum of the total compensation for the Seller Members plus the earn-out payments versus the total compensation of the named executive officers of the Company indicates that the earn-out payments are acquisition consideration and not compensation because the sum of the total compensation for the Seller Members plus the earn-out payments significantly exceeds the total compensation of all of the named executive officers of the Company.

ASC 805-10-55-25(d) Incremental payments to employees:
If selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

Company evaluation: All Seller Members receive earn-out payments pro rata based on their respective pre-acquisition ownership in RML. The allocation of earn-out payments, when they arise, is not calculated based on post-combination employment status with the Company. The Company believes that this feature of the acquisition agreement indicates that the earn-out payments are properly classified as consideration.

ASC 805-10-55-25(e) Number of shares owned:
The relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if the selling shareholders who owned substantially all of the shares in the acquiree continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for post-combination services. Alternatively, if selling shareholders who continue as key employees owned only a small number of shares of the acquiree and all selling shareholders receive the same amount of contingent consideration on a per-share basis, that fact may indicate that the contingent payments are additional consideration. The pre-acquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, also should be considered.

Company evaluation: Pre-acquisition, the three Seller Members that remain as key employees post-acquisition owned 33.4%, 33.4%, and 7.2% for a total of 74.0% of RML. The Company believes that this feature of the acquisition agreement does not indicate that the earn-out payments are either additional consideration or compensation because the earn-out payments can range from 0% to 55% of pre-tax net income under the terms of the acquisition agreement. While the earn-out payments are calculated as a % of pre-tax income, the total earn-out payout varies significantly as a % of pre-tax net income of the acquiree based on the level of pre-tax earnings. As such, the total earn-out payment can vary significantly compared to the pre-acquisition ownership levels of the Seller Members.

ASC 805-10-55-25(f) Linkage to the valuation:
If the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

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Company evaluation: Pre-acquisition, the maximum profit sharing allocated to the Seller Members who were employees of RML was of 5% pre-tax net income each, or a total of 15%. The earn-out payments can reach as high as 55% of pre-tax net income, and are 40% of pre-tax net income once pre-tax net income of the acquiree exceeds $1 million. The initial consideration transferred at the acquisition date was approximately 82% of what we believed to be the estimated fair value of RML at the acquisition date. The Company was able to successfully negotiate with the Seller Members a portion of the overall estimated value as earn-out payments. The Company did not view (or design) the earn-out payments as employment based incentives. The earn-out payments were to protect the Company from the down-side risk of a shortfall in financial performance of RML. The Company believes that these facts indicate that the earn-out payments are properly classified as consideration.

ASC 805-10-55-25(g) Formula for determining consideration:
The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.

Company evaluation: The Company analyzed the total purchase price, including the estimated earn-out payments, by comparing the purchase price for other transactions as a multiple of earnings. The Company believes the use of a multiple of earnings to calculate the range and ultimately determine the overall purchase price, which was inclusive of the earn-out payments, indicates that the earn-out payments are a component of total purchase consideration and are properly classified as consideration.

ASC 805-10-55-25(h.) Other agreements and issues:
The terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquiree. For example, in connection with the acquisition, the acquirer might enter into a property lease arrangement with a significant selling shareholder. If the lease payments specified in the lease contract are significantly below market, some or all of the contingent payments to the lessor (the selling shareholder) required by a separate arrangement for contingent payments might be, in substance, payments for the use of the leased property that the acquirer should recognize separately in its postcombination financial statements. In contrast, if the lease contract specifies lease payments that are consistent with market terms for the leased property, the arrangement for contingent payments to the selling shareholder may be contingent consideration in the business combination.

Company evaluation: There are no agreements with the Seller Members that would indicate that the earn-out payments are something other than additional consideration. RML leases its headquarters building from the Seller Members at a market rate.

In conclusion, at the time of the acquisition, the Company carefully evaluated the aspects of the acquisition of RML using the guidance is ASC 805-10-55-25 as summarized above, and the Company believes that it appropriately concluded that the contingent earn-out payments should be classified as additional consideration and not compensation. Accordingly, the Company respectfully believes that it considered all the facts and circumstances present in order to determine the character of the obligation to make earn-out payments.

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Staff Comment No. 3: Item 8. Financial Statement and Supplementary Data, Note 6 - Loans and Credit Quality, page 86

We note your disclosure on page 5 that you estimate that approximately 5% of portfolio loans have direct exposure to the oil and gas industry in Alaska. We also note your disclosures on the Alaskan economy beginning on page 6, and your Risk Factors beginning on page 12, that discuss the uncertain environment you are operating in, which is driven in large part by the dramatic decrease in the price of oil and the fact that you estimate that one third of the Alaskan economy is related to oil. In light of the potential effect of the declining oil prices on your loan portfolio and overall operations, please respond to the following:

•	Tell us, and separately quantify, which of the loan categories on page 81 contain your direct oil and gas exposures.

•	Tell us in more detail how you are defining “direct exposure” for purposes of your estimate that 5% of your portfolio loans have direct exposure to the oil and gas industry.

•	To the extent known, separately quantify the portion of your allowance for loan losses that relates to your direct exposure to the oil and gas industry.

•	Quantify the amount of any unfunded lending commitments to companies having exposure to the oil and gas industry.

•
Tell us whether you have performed any analysis to try to quantify the impact of loans “indirectly” affected by the oil and gas industry. For example, tell us whether you have analyzed certain loan portfolios to be of higher risk to the exposure to the price of oil and gas, even though you have not considered them as direct exposure to the oil and gas industry. Examples of potential higher risk “indirectly” affected loan portfolios could be loans to service companies (hotels, restaurants, retail) in towns where employment is principally oil-related.

Response:
Pursuant to our telephone discussion of June 20, 2016, the Company acknowledges that it will revise its disclosures regarding the Company’s concentration in loans with direct exposure to the oil and gas industry, the allowance for loan losses related to these loans, and the Company’s unfunded commitments to borrowers that have direct exposure to the oil and gas industry in the Company’s next Quarterly Report on Form 10-Q.

*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

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Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams